VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

September 23, 2016	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:	Gores Holdings, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed September 6, 2016

File No. 001-37540

Dear Mr. Schwall:

This letter is sent on behalf of Gores Holdings, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated September 16, 2016 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Mr. H. Roger Schwall September 23, 2016 Page 2

Organizational Structure, page 38

1.

Comment: We have read your response to prior comment 6 and the organizational chart depicting the current ownership structure of Hostess Holdings on page 38 of the Amendment No. 1 of Preliminary Proxy Statement on Schedule 14A. Footnote notation (3) of the organizational chart indicated that Hostess Holdings LP owned the Class A Units, the Class A-1 Units and the Class A-2 Units, which collectively have an economic value of 44.57172% ownership of Hostess Management, LLC, minus, $3,669,322.40. Please expand your disclosure to explain why Hostess Management, LLC is considered a majority-owned subsidiary of Hostess Holdings LP as disclosed on page F-54.

Response: The Staff’s comment is noted. Hostess Holdings LP has advised the Company that Hostess Management, LLC is considered a variable interest entity and that Hostess Holdings LP is the primary beneficiary of such variable interest entity. The disclosure on pages F-33 and F-56 of Amendment No. 2 has been updated to reflect the foregoing:

“Hostess Management is considered a variable interest entity due to the control of Hostess Management residing with Hostess Holdings as the non-economic managing member, and not with any of the unit holders. Hostess Holdings is the primary beneficiary of Hostess Management, due to its power to direct all of the activities of Hostess Management, as well as its exposure to absorb the losses of Hostess Management that could potentially be significant to Hostess Management.”

Selected Consolidated Historical Financial and Other Information of Hostess Holdings, page 54

Other Financial Data, page 56

2.

Comment: We have read your response to prior comment 10 and note that (i) the related party expense adjustment included in calculating Adjusted EBITDA is consistent with the presentation required under Hostess Holdings’ credit agreements, (ii) you will not be adding back the similar adjustment to Adjusted EBITDA upon completion of the Business Combination, and (iii) there will be no modifications to the terms of Hostess’ remaining long term debt as part of the Business Combination.

We re-issue the comment as we believe excluding cash compensation for Mr. Metropoulos as the Chief Executive Officer is not consistent with the guidance set forth in Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Also, please tell us what consideration you gave to disclosing the amount or limit of EBITDA required for compliance with the covenants and the effects of non-compliance with the covenant on your financial condition or liquidity.

Response: The Staff’s comment is noted. Hostess has revised the presentation of Adjusted EBITDA on pages 57, 59, 273 and 274 of Amendment No. 2 to include the expenses associated with Mr. Metropoulos’s compensation.

Mr. H. Roger Schwall September 23, 2016 Page 3

With respect to the consideration given to disclosing the amount or limit of EBITDA required for compliance with the covenants and the effects of non-compliance, Hostess has advised the Company that the definition of “Adjusted EBITDA” in the Hostess term loans has historically produced a higher numerical Adjusted EBITDA than under the Adjusted EBITDA as presented in the proxy statement. For example, Adjusted EBITDA in fiscal year 2015 is $193.5 million as defined in the Hostess term loans, as compared to $177.9 million as presented in the proxy statement. Hostess has advised the Company that it does not believe disclosure of the amount or limit of EBITDA for purposes of compliance with debt covenants would provide material information. There is no covenant that prescribes a minimum Adjusted EBITDA amount. Rather, Adjusted EBITDA is used within the calculation of various financial ratios to allow (or not allow) Hostess to incur additional debt, acquire businesses and make capital expenses. Given historical and expected Adjusted EBITDA amounts, the limitations of such covenants are not expected to have any material effect on the business of Hostess.

Unaudited Pro Forma Condensed Combined Financial Information (No Redemption Scenario), page 94

Note 1 – Description of the Business Combination, page 100

3.

Comment: We note that you have utilized $9.80 price per share for purposes of calculating the fair value of equity to be issued in consideration for the business combination. Please clarify your intentions with regard to updating the purchase price computation and fair value of non-controlling interest based on a more current market price of your public units prior to effectiveness. Also, include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in your public units’ price.

Response: The Staff’s comment is noted. To address the Staff’s comment, the following disclosure has been added to the “No Redemption” Scenario on page 102 of Amendment No. 2:

“The equity issued to Selling Equityholders as consideration for the Business Combination will ultimately be recognized by the Combined Company based on the market trading price on the day of the closing of the Business Combination. Potential differences between the assumed stock price used for the condensed combined pro forma financial statements and the market trading price on the day of the closing of the Business Combination will directly impact the value of the ownership interest issued to the Selling Equityholders. For example, if the market trading price is $10.78 (10% higher than the assumed stock price), ownership interests issued to Selling Equityholders as consideration for the Business Combination will be $502 million. If the market trading price is $8.82 (10% lower than the assumed stock price), ownership interests issued to Selling Equityholders as consideration for the Business Combination will be $411 million.”

Mr. H. Roger Schwall September 23, 2016 Page 4

In addition, the following disclosure has been added to the “Maximum Redemption” Scenario on page 119 of Amendment No. 2:

“The equity issued to Selling Equityholders as consideration for the Business Combination will ultimately be recognized by the Combined Company based on the market trading price on the day of the closing of the Business Combination. Potential differences between the assumed stock price used for the condensed combined pro forma financial statements and the market trading price on the day of the closing of the Business Combination will directly impact the value of the ownership interest issued to the Selling Equityholders. For example, if the market trading price is $10.83 (10% higher than the assumed stock price), ownership interests issued to Selling Equityholders as consideration for the Business Combination will be $640 million. If the market trading price is $8.86 (10% lower than the assumed stock price), ownership interests issued to Selling Equityholders as consideration for the Business Combination will be $523 million.”

Note 3 – Preliminary Allocation of Purchase Price, page 102

4.

Comment: Please tell us how you determined the adjustment of $165.2 million related to the amount of expected future payments under the Tax Receivable Agreement are factually supportable. Please address the following:

(a)	Provide us the calculations of the increases in tax basis resulting from i) the Business Combination and ii) exchanges of Class B Units.

(b)	The assumptions you use to determine the Class A Stock price and the timing of the exchange of Class B Units into Class A Stock being effectuated.

(c)	The reasonably possible impacts of changes in your Class A Stock price would have on the exchange of Class B Units and the tax receivable arrangement payable calculation.

(d)

Tell us how you considered the uncertainty pertaining to Selling Equityholders and Mr. Metropoulos’ future abilities to realize such tax benefits, and potential changes to tax law, in arriving at your conclusions.

(e)	Tell us how you considered disclosure of the potential impact on future earnings associated with this contingent consideration.

Also, please provide similar discussion to explain how you determined the tax receivable arrangement payable of $118.7 million under the Maximum Redemption Scenario on page 120 to be factually supportable.

Response: The Staff’s comment is noted. To address the Staff’s comment 4(a), the Company will supplementally provide, contemporaneously with the delivery of this letter, copies of two schedules that illustrate the calculation of the estimated increase in tax basis resulting from the Business Combination (i.e., the IRC Section 743(b) step-up associated with the Hostess Holdings, L.P. units purchased by the Company from Hostess CDM Co-Invest, LLC and CDM Hostess Class C, LLC as part of the Business Combination). The first schedule shows the estimated tax basis step-up if no redemption by the Company’s stockholders occurs (“No Redemption” Scenario). The second schedule shows the estimated tax basis step-up if the maximum redemption by the Company’s stockholders occurs (“Maximum Redemption” Scenario). Furthermore, both schedules also include estimates of other tax attributes that are delivered in conjunction with the Business Combination that give rise to payments under the Tax Receivable Agreement (“TRA”). Such schedules only contemplate those transactions that are anticipated to occur in conjunction with the Business Combination and do not take into consideration potential subsequent exchanges of Hostess Holdings, L.P. Class B Units.

Mr. H. Roger Schwall September 23, 2016 Page 5

To address the Staff’s comment 4(b), Hostess has advised the Company that since the reported estimated TRA liability amount of $165.2 million (the “Initial TRA Liability”) disclosed in the pro forma financials only contemplate transactions that occurred in connection with the Business Combination, assumptions were not made regarding the prospective Company Class A Stock price in estimating such liability. Similarly, no assumptions were required to be made regarding the timing of future exchanges of Hostess Holdings, L.P. Class B Units into shares of Class A Stock of the Company. This methodology is congruent with the requirement that pro forma financial statements should reflect only current activity and not contemplate future transactions where the necessary facts are not currently reasonably ascertainable. Given the uncertainty and volume of economic assumptions about the future that would need to be made, any estimation of TRA liability arising from potential future exchanges would likely be subjective in nature. In order to ensure this is clear to the users of the financial statements, the Company has decided to include a range of the estimated total TRA liability assuming the early termination provisions contained within the TRA were triggered. This will provide the users of the financial statements an estimate (based on various assumptions) of the total potential TRA liability. The revised TRA disclosures include a description of the assumptions regarding the timing of exchanges and the Company’s Class A Stock price as of such exchanges. Please see the revised TRA disclosure on pages 152 and 153 of Amendment No. 2.

To address the Staff’s comment 4(c), Hostess has advised the Company that future changes in Class A Stock price will not impact the Initial TRA Liability calculation, as it only considers the transfer of Hostess Holdings, L.P. units in the Business Combination and does not consider potential future exchanges of Hostess Holdings, L.P. Class B units. Please see the revised footnotes on pages 108 and 122 of Amendment No. 2.

To address the Staff’s comment 4(d), Hostess has advised the Company that the future ability of the Company to utilize tax attributes was considered in the TRA liability calculation. Since the Company is receiving the tax attributes that are subject to the TRA, certain assumptions were made with respect to the Company’s ability to utilize such tax attributes delivered as a result of the initial Business Combination. The Company used forecasts provided by Hostess management to estimate the ability to utilize the tax attributes delivered from the initial transfer of Hostess Holdings, L.P. units in the Business Combination. Also, the Initial TRA Liability calculation assumes that no changes in tax law will occur in the future. Since the total TRA liability would not change based on the Selling Equityholders and Mr. Metropoulos’ future abilities to realize tax benefits, the calculation does not consider those factors.

Mr. H. Roger Schwall September 23, 2016 Page 6

To address the Staff’s comment 4(e), Hostess used its forecasts to estimate the ability to utilize the tax attributes delivered from the initial transfer of Hostess Holdings, L.P. units in the Business Combination. Also, Hostess has advised the Company that the Initial TRA Liability calculation assumes that no changes in tax law will occur in the future. Such assumptions were used in Hostess’ calculation of the Initial TRA Liability. In order to clarify, additional footnotes have been added to the pro forma financial statements on pages 108 and 122 of Amendment No. 2.

In addition, under the “No Redemption” scenario, the TRA represents future contingent payments the accounting acquirer (the Company) has agreed to pay the sellers (Selling Equityholders) in consideration for acquiring Hostess. Therefore, it is recognized as a component of consideration transferred in the Business Combination. Under the “Maximum Redemption” scenario, the TRA represents future contingent payments the Company has agreed to pay owners (Selling Equityholders) of the accounting acquirer (Hostess). Therefore, the Company would recognize the liability through a charge to equity, as required by ASC 740-20-45-11(g).

Mr. H. Roger Schwall September 23, 2016 Page 7

Note 4 – Pro Forma Adjustments, page 104

Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 104

5.

Comment: We have read your response to prior comment 18 and noted that there will be no modifications to the terms of Hostess’ remaining long term debt as part of the Business Combination. Please expand your disclosures to state whether you will terminate or assume Hostess’ revolving credit facility of $100 million which has a maturity date of August 3, 2020 and that there were no borrowings outstanding as of June 30, 2016.

Response: The Staff’s comment is noted. To reflect the Staff’s comment, the following disclosure has been added to pages 106 and 121 of Amendment No. 2:

“Additionally, upon consummation of the Business Combination, Hostess’ $100 million revolving credit facility will remain in effect. There were no borrowings outstanding under the revolving credit facility as of June 30, 2016.”

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 108

6.

Comment: We have read your response to prior comment 26 and noted revised disclosure in your pro forma adjustment (e) to show the composition of total Hostess Holdings units and the portion of non-controlling interest issued to Selling Equityholders in consideration of the Business Combination. Please reconcile the 32,408,742 Class B Units included in the line item “Conversion of C units held by Selling Equityholders into B units” to the units prescribed in the Contribution Agreement as disclosed within the Summary of the Proxy Statement section on page 34.

Please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 123.

Response: The Staff’s comment is noted. To address the Staff’s comment, the partnership units table on page 111 of Amendment No. 2 has been updated, as set forth below, to reflect that the number of Class B Units issued as consideration for the Business Combination and the partial rollover of Hostess CDM Co-Invest’s equity investment in Hostess agrees with the units prescribed in the Contribution Agreement, as disclosed within the “Summary of Proxy Statement” section on page 35 of Amendment No. 2.

Mr. H. Roger Schwall September 23, 2016 Page 8

“

	Class A Units	Class B Units	Class C Units
Pre- Business Combination	100,000	—	100,000
Conversion of C units held by Selling Equityholders into B units		32,408,742	(100,000)
Conversion of Class A units held by selling equityholders and Class A units issued to the Company	97,527,264

Post-Business Combination	97,627,264	32,408,742	—

Less: units issued for Executive Chairman Employment Agreement		(2,496,000)

Units issued to Selling Equityholders in consideration for business combination and partial rollover of Hostess CDM Co-Invest’s equity		29,912,742

				”

A corresponding revision has been made to the “Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario),” as set forth below, on page 124 of Amendment No. 2.

“

	Class A Units	Class B Units	Class C Units
Pre- Business Combination	100,000	—	100,000
Conversion of C units held by Selling Equityholders into B units		38,971,242	(100,000)
Conversion of Class A units held by selling equityholders and Class A units issued to the Company	90,964,764

Post-Business Combination	91,064,764	38,971,242	—

Less: units issued for Executive Chairman Employment Agreement		(2,496,000)

Units issued to Selling Equityholders in consideration for business combination		36,475,242

				”

Mr. H. Roger Schwall September 23, 2016 Page 9

Pro Forma Adjustment (f), page 110

7.

Comment: Please tell us why you have not quantified potential common shares associated with your outstanding warrants for purposes of computing diluted earnings per share. In addition, refer to ASC 260-10-55-20 and tell us how you considered the Class B Units that may be exchanged for Class A Stock in accordance with the exchange agreement as potential common shares for purposes of computing diluted earnings per share.

Also, please give similar consideration with respect to your presentation of pro forma diluted earnings per share presented under the Maximum Redemption Scenario on page 124.

Response: The Staff’s comment is noted. To address the Staff’s comment, the following disclosures have been added to pages 111 and 125 of Amendment No. 2 to quantify the potential common shares associated with the outstanding warrants:

“(1) Represents 37,500,000 public warrants, each to purchase one-half of one share of Class A Stock at an exercise price of $5.75 per one-half share of Class A Stock. Considering the assumed nominal per share market price of $10.00, these warrants are not dilutive on a pro forma basis. However, the potential dilutive impact will ultimately be recognized based on the actual market price on the date of measurement.

(2) Represents 19,000,000 Private Placement Warrants, each to purchase one-half of one share of Class A Stock at an exercise price of $5.75 per one-half share of Class A Stock. Considering the assumed nominal per share market price of $10.00, these warrants are not dilutive on a pro forma basis. However, the potential dilutive impact will ultimately be recognized based on the actual market price on the date of measurement.”

With regard to the calculation of pro-forma earnings per share, Hostess Holdings LP has advised the Company that basic earnings per share of the Class A Stock is computed by dividing pro-forma net income attributable to the Company by the pro-forma number of shares of Class A Stock outstanding during the same period, and diluted earnings per share of Class A Stock is computed by dividing pro-forma net income attributable to the Company by the pro-forma number of shares of Class A Stock outstanding adjusted to give effect to potentially dilutive securities.

Shares of the Company’s Class B Stock do not share in the earnings or losses attributable to the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B Stock under the two-class method has not been presented. Shares of the Company’s Class B Stock are, however, considered potentially dilutive shares of Class A Stock because shares of Class B Stock, together with the related Class B Units of Hostess Holdings, are exchangeable into shares of Class A Stock on a one-for-one basis.

Mr. H. Roger Schwall September 23, 2016 Page 10

For all pro-forma periods presented, Hostess Holdings LP has advised the Company that the Class B Stock was evaluated under the if-converted method for potential dilutive effects. The potential conversion of Class B Stock to Class A Stock would result in a proportional increase of income allocated to Class A Stock (and a corresponding decrease in income allocated to the noncontrolling interest). Therefore the potential conversion of Class B Stock was determined to be anti-dilutive.

Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), page 111

Note 3 – Pro Forma Adjustments, page 119

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 122

8.

Comment: We have read your response to prior comment 27 and noted the shares of Class A and Class B Stock consideration paid to Selling Equityholders as disclosed in pro forma adjustments (d) and (e) on pages 123 and 124 of the Amendment No. 1 of Preliminary Proxy Statement on Schedule 14A, respectively. Please expand your disclosure to explain why the maximum level of redemptions of 12.5 million shares by the Company’s public stockholders would result in an increase in 5,937,500 shares of Class A Stock issued and 6,562,600 shares in Class B Units issued. Describe the underlying method and assumptions used for such allocation.

Response: The Staff’s comment is noted. Per the mechanism defined in the Master Transaction Agreement, the redemption of shares of Class A Stock reduces the “Buyer Cash” (which is equal to all amounts in the trust account, plus all other cash and cash equivalents of the buyer, plus the co-investment amount), and therefore, the cash consideration amount, while increasing the equity consideration amount by an equivalent amount. The equity consideration amount is split pro-rata among the three Selling Equityholder parties as defined on Schedule 1 - Participation Percentages of the Master Transaction Agreement. The following disclosure on page 125 of Amendment No. 2 has also been added:

Mr. H. Roger Schwall September 23, 2016 Page 11

“Under the terms of the Master Transaction Agreement, the maximum redemption of Company shares results in the following changes in shares of Class A Stock and shares of Class B Stock:

	Shares of Class A Stock	Shares of Class B Stock	Total Shares
No Redemption Scenario	97,627,264	32,408,742	130,036,006
Decrease in shares due to redemption	(12,500,000)	—	(12,500,000)
47.5% of additional equity consideration allocated to Hostess CDM Co-Invest	—	5,937,500	5,937,500
5% of additional equity consideration allocated to CDM Hostess	—	625,000	625,000
47.5% of additional equity consideration allocated to AP Hostess LP	5,937,500	—	5,937,500

Maximum Redemption Scenario	91,064,764	38,971,242	130,036,006

				”

Proposal No. 1 – Approval of the Business Combination

The Master Transaction Agreement

Consideration to Selling Equityholders in the Business Combination, page 137

9.	Comment: Please provide separate disclosure that explains the economic value assigned to the various Hostess Management, LLC units. In this regard, we note footnote 4 to the chart on page 38.

Response: The Staff’s comment is noted. To address the Staff’s comment, the following disclosure has been added to pages 139 and 140 of Amendment No. 2 to explain the economic value assigned to the various Hostess Management, LLC units:

“As part of the overall Business Combination, Hostess Management will be merged into Hostess Holdings, with Hostess Holdings continuing as the surviving entity. In connection with such merger, the units of Hostess Management held by the management employees of Hostess Brands, which are units comprised of class B units, class B-1 units and class B-2 units of Hostess Management, will be cancelled and converted into the right to receive approximately $9,355,486, $3,501,101 and $168,221, respectively, in cash, representing the agreed-upon value of such units. The class C units of Hostess Management, which have an economic value of approximately $55,824,830 and which are held by CDM Hostess, will be cancelled as a result of the merger and converted into the right to receive units of Hostess Holdings and a cash payment of approximately $32,523,580. The units of Hostess Management held by Hostess Holdings (i.e., the class A units, the class A-1 units and the class A-2 units of Hostess Management), which have an economic value of approximately $36,002,540, will be cancelled and extinguished without consideration, and as a result their economic value will inure to the benefit of the members of Hostess Holdings.”

Mr. H. Roger Schwall September 23, 2016 Page 12

10.

Comment: Please also update to explain the relationship (conversion), if any, between the 916,096 Class C Units held by CDM Hostess and the 2,330,125 shares of common stock to be received in connection with the closing.

Response: The Staff’s comment is noted. To address the Staff’s comment, the following disclosure has been added on page 139 of Amendment No. 2 to explain the relationship between the 916,096 Class C Units held by CDM Hostess and the 2,330,125 shares of common stock to be received in connection with the closing:

“The 916,096 class C units in Hostess Management held by CDM Hostess will be exchanged for Class B Units of Hostess Holdings as a result of the merger of Hostess Management with and into Hostess Holdings. Following the consummation of such merger, the Company, CDM Hostess and Hostess CDM Co-Invest will enter into the Contribution Agreement, pursuant to which a portion of such Class B Units will be purchased by the Company from CDM Hostess for cash. In addition, pursuant to the terms of the Contribution Agreement, Hostess CDM Co-Invest will contribute its interest in Hostess Holdings GP to the Company in exchange for shares of Class B Stock, of which approximately 2,330,125 shares will be directed by Hostess CDM Co-Invest to be delivered to CDM Hostess. As result of the foregoing transactions, CDM Hostess will receive cash, Class B Units of Hostess Holdings and shares of Class B Stock.”

Background of the Business Combination, page 153

11.

Comment: We note your revised disclosure in response to prior comment 31. Please discuss in greater detail how the “Up-C” structure, including the company’s obligation to pay tax savings generated by the tax basis step-up to the formation parties, factored into the decision to move forward with this transaction, if at all.

Response: The Staff’s comment is noted. The disclosure on page 157 of Amendment No. 2 has been revised to provide additional disclosure reflecting that the “Up-C” structure was agreed to in order to permit the CDM Holders to maintain ownership in Hostess as an entity treated as a partnership for tax purposes. The Company advises the Staff that the “Up-C” structure was one of the early agreed-upon deal terms in the transaction, and in connection therewith, the Company noted that both the Selling Equityholders and the Company would share in any net cash savings as a result of such structure. The “Up-C” structure, together with the other deal terms that were negotiated and agreed to among the parties, were taken into account in connection with the Company’s ultimate determination to move forward with the proposed business combination.

Opinion of the Company’s Financial Advisor, page 160

12.	Comment: We note your response to prior comment 33. However, please note that we have not yet received the materials. Once we receive and review the materials, we may have additional comments.

Response: The Staff’s comment is noted. For the Staff’s convenience, the materials were re-delivered by hand on September 19, 2016.

Mr. H. Roger Schwall September 23, 2016 Page 13

13.

Comment: The revised opinion included as Annex D retains the suggestion that the advisor must first provide its written consent before its opinion is “disclosed,” but it is already included as part of the filing. This language remains inconsistent with the right of stockholders to have access to this opinion, as prior comment 34 suggested. Please obtain a revised opinion.

Response: The Staff’s comment is noted. The disclosure on pages 49 and 163 of Amendment No. 2 has been revised to reflect that the Company’s engagement letter with Moelis included Moelis’ consent to the inclusion of its opinion in the proxy statement.

Management After the Business Combination, Management and Board of Directors, page 311

14.

Comment: Please revise the new sketches you provided to eliminate any gaps with regard to positions held or time served in the most recent five years. For example, we refer you to the sketches for Messrs. Bodner and Kaminski. See Item 401(e) of Regulation S-K.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Company has revised the sketches to eliminate any gaps with regard to positions held or time served in the most recent five years, as required by Item 401(e) of Regulation S-K.

Certain Anti-Takeover Provisions of Delaware Law, the Company’s Certificate of Incorporation and Bylaws, page 327

15.

Comment: We note your response to prior comment 40, and we re-issue the comment. It appears that Section 203(b)(3) of the DGCL might dictate a different result than the result that you describe. Please advise or revise.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure on page 333 of Amendment No. 2 has been updated to reflect that the new charter provision “opting out” of Section 203 of the DGCL will not take effect until 12 months following the adoption of the amendment to the charter, as set forth in Section 203(b)(3) of the DGCL.

Mr. H. Roger Schwall September 23, 2016 Page 14

Consolidated Financial Information, page F-1

Hostess Holdings, L.P. Financial Information, page F-29

16.

Comment: We have read your response to prior comment 42 and we re-issue the comment. Hostess Holdings is considered your predecessor according to Regulation C – Rule 405, and therefore, audited financial statements of the predecessor are expected to be presented for periods required by Rule 3-01 and Rule 3-02 of Regulation S-X. As pursuant to FASB ASC 280-10-20, a business entity is considered a public entity when it is required to file financial statements with the Commission. Therefore, you are subject to the disclosure requirements as set forth in ASC 280-10-50.

Response: The Staff’s comment is noted. The disclosures regarding segment presentation have been added to the notes to the consolidated financial statements of Hostess Holdings, L.P. and to the Hostess Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s prior comment 42, two of the three operating segments have been aggregated. The Hostess® branded bread and buns operating segment and the “In-Store Bakery” operating segment were aggregated and presented within “other” as a result of not meeting the 10 percent quantitative threshold tests in accordance with FASB ASC 280-10-50-12. The “In-Store Bakery” operating segment was added in May 2016 due to an acquisition and is reflected only in the interim unaudited consolidated financial statements.

Mr. H. Roger Schwall September 23, 2016 Page 15

Please do not hesitate to contact us should you have any further questions.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Kyle C. Krpata, Esq.

Jeannette Wong, Staff Accountant

John Cannarella, Staff Accountant

Jerard Gibson, Esq., Staff Attorney

Timothy S. Levenberg, Esq., Special Counsel

Mark R. Stone., Chief Executive Officer, Gores Holdings, Inc.

Howard A. Kenny, Esq.